                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                            Redlaw Industries, Inc.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                           Common Stock, no par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   757636303

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                                (CUSIP Number)

                     Estate of David L. Chandler, Deceased
                               c/o John Rau, Esq.
                 Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                      777 S. Flagler Drive, Suite 500 East
                         West Palm Beach, Florida 33401
                                 (561) 655-1980

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 22, 1998

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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




                        (Continued on following pages)
                            (Page 1 of 8 Pages)

CUSIP NO.  No. 757636303               13D      PAGE    2      OF   8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              The Estate of David L.Chandler, deceased
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              65-6277523
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    6,318,606
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   6,318,606
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               --
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,318,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          --
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          oo
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




                         (Continued on following pages)
                              (Page 2 of 8 Pages)

CUSIP NO.     757636303                13D      PAGE    3     OF   8     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              Allyn P. Chandler
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    127,219
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     6,318,606(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   127,219
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               6,318,606(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,445,825(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          --
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.11%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------


(1) Includes 6,318,606 shares held by Estate of David L. Chandler, deceased.



                         (Continued on following pages)
                              (Page 3 of 8 Pages)

CUSIP NO.     7576636303               13D      PAGE    4     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              Ann P. Chandler
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,708,576
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     6,318,606(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,708,576
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               6,318,606(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,027,182(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          76.04%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------


(1) Includes 6,318,606 shares held by Estate of David L. Chandler, deceased.



                         (Continued on following pages)
                              (Page 4 of 8 Pages)

Item 1.  SECURITY AND ISSUER

         The class of equity security to which this Schedule 13D relates is the Common Stock, no par value per share ("Redlaw Common Stock"), of Redlaw Industries, Inc., an Ontario, Canada corporation ("Redlaw" or the "Issuer"). As of September 22, 1998, Redlaw's principal offices were located at 5045 Orbitor Drive, Building 11, Suite 301, Mississauga, Ontario L4W 4Y4.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by The Estate of David L. Chandler, deceased ("The Estate"), as a result of Mr. Chandler's death on August 21, 1998. The Estate was opened with the Probate Court on September 22, 1998. The Estate's address is P.O. Box 1350, Hobe Sound, Florida 33475. The personal co-representatives of The Estate are Ann P. Chandler and Allyn P. Chandler. During the last five years, neither Ann P. Chandler, nor Allyn P. Chandler has been convicted in any criminal proceeding nor have they been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and neither was nor is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ann P. Chandler and Allyn P. Chandler are both citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Schedule 13D is being filed as a result of Mr. Chandler's death. The securities were acquired by The Estate by operation of law upon the death of Mr. Chandler. Therefore, this item is not applicable.

Item 4.  PURPOSE OF TRANSACTION

         The purpose of the transactions to which this Schedule 13D relates are as follows:

         The securities were acquired by The Estate as a result of David L. Chandler's death. On October 1, 1998, Allyn P. Chandler was elected Chairman, President and Chief Executive Officer of the Issuer. No other management changes were made. There are no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of September 22, 1998, The Estate acquired sole voting and investment power in the following shares of Redlaw Common Stock:




                         (Continued on following pages)
                              (Page 5 of 8 Pages)

      Number of Shares of
      Redlaw Common Stock              Ownership            Nature of Ownership
      -------------------              ---------            -------------------
          1,555,193                    Indirect             A & A Chandler LLC
             33,242                    Indirect             Self-Directed RRSP
                                                            (a retirement Plan)

            24,286                     Direct                 ----------------


          Options for
      Redlaw Common Stock            Exercise Price            Expiration Date
      -------------------            --------------            ---------------
             44,550                      $1.50                     8/21/99
            100,000                     2.1875                     8/21/99
            525,000                        .50                     8/21/99


        Warrants for
     Redlaw Common Stock
     -------------------
           217,905                        2.80                     9/12/01


  Term Convertible Notes
 Convertible into Shares of
    Redlaw Common Stock
 --------------------------
         3,818,430

-------------------

         Total: 6,318,606 shares beneficially owned by the Estate as of September 22, 1998. This amount equals 67.7% of the outstanding shares of the Issuer, based on the shares outstanding as of August 12, 1998 (as reported in the Issuer's definitive Proxy Statement filed with the SEC on August 17, 1998).

         Ann P. Chandler currently holds no shares of the Issuer directly. Ann
P. Chandler, as beneficiary, has the right to acquire within 60 days sole voting and dispositive power of 1,708,576 shares of Redlaw Common Stock which consists of 489,107 shares held by the Johnston Industries, Inc. Deferred Compensation Trust, 546,240 shares issuable upon conversion of term notes held by the Johnson Industries, Inc. Deferred Compensation Trust and 673,229 shares issuable upon conversion of term notes held by the Jupiter Industries, Inc. Deferred Compensation Trust.

         Allyn P. Chandler currently holds no shares of the Issuer directly. Allyn P. Chandler has the right to acquire within 60 days sole voting and dispositive power of 127,219 shares of Redlaw Common Stock of which 126,719 shares are issuable upon the conversion of term convertible notes and 500 shares are issuable upon the conversion of warrants issuable upon the conversion of the convertible notes of the Issuer.



                         (Continued on following pages)
                              (Page 6 of 8 Pages)

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

         None.





                         (Continued on following pages)
                              (Page 7 of 8 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D of the Estate of David L. Chandler, deceased, is true, complete and correct.



                                                     MARCH 3, 1999
                                          -------------------------------------
                                                        (Date)


                                          Estate of David L. Chandler, deceased



                                          By: /s/ ALLYN P. CHANDLER
                                              ---------------------------------
                                                        (Signature)


                                          Allyn P. Chandler, Co-Executor



                                          By: /s/ ANN P. CHANDLER
                                              ----------------------------------
                                                        (Signature)

                                         Ann P. Chandler, Co-Executor





                         (Continued on following pages)
                              (Page 8 of 8 Pages)